PINEAPPLE FINANCIAL INC.

Unit 200, 111 Gordon Baker Road

North York, Ontario M2H 3R1

October 28, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Robert Arzonetti

Re:	Pineapple Financial Inc.
Registration Statement on Form S-3 (as amended)
File No. 333-282629

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pineapple Financial Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 5:00 p.m. Eastern time, Tuesday, October 29, 2024, or as soon as practicable thereafter.

Very truly yours,

PINEAPPLE FINANCIAL INC.

By:	/s/ Shubha Dasgupta
Shubha Dasgupta
Chief Executive Officer